EXCEED COMPANY LTD. FOLLOW-UP LETTER TO SHAREHOLDERS

Fujian, China — August 17, 2011 — Exceed Company Ltd.(NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, announces that its Chairman and Chief Executive Officer, Mr. Shuipan Lin, has issued a follow-up letter to shareholders in response to investor inquiries regarding the Company’s financial and operational disclosure.  The full text of the letter is provided below and can also be accessed on the company’s website at www.exceedsports.cn .

Chairman’s Letter

August 17, 2011

Dear Shareholders,

As a follow-up to our investor letter on August 4, 2011, we are writing in response to additional shareholder inquiries that we have received regarding our operations, specifically our relationship with our distributors and the Xidelong retail store network.

We hope the following information provides our investors with greater insight into our operational structure and addresses the concerns some of you may have.

Our Business Model and the Xidelong Retail Store Network

Exceed Company Ltd. is a brand owner and wholesaler.  The company itself does not own or operate the Xidelong-brand retail stores directly.  Instead, they are operated by our distributors and authorized third-party retail store operators.  The store count data that we disclose in our filings is provided to the Company by its distributors, which the Company analyzes in order to implement its operational planning. While there may be some variance in store count based on the timing of when the Company receives updated information from its distributors, we believe the overall disclosed number of Xidelong retail stores in our reports filed with the SEC to be accurate.

Furthermore, as part of its Advertising and Promotional expenses, the company includes both costs associated with advertising and promotional activities as well as store renovation subsidies which are paid to its distributors and third party retail store operators to help maintain a consistent brand image.  The store subsidies include subsidies for the outfitting of new stores, subsidies for the renovation of old stores, and subsidies for props and models for use in new or renovated stores.

As part of the approval process for store renovation subsidies, the Company inspects both new stores and old stores before and after renovations, and takes photographic evidence of the work done.  In addition, all new stores opened by our distributors and authorized third-party retailers require Company approval.  As a result, the Company maintains multiple levels of financial and operational oversight relating the Xidelong retail store network, which further supports the reported store figures.

Our Distributors

Following the posting of a report regarding the size of the Xidelong store network, we followed up with all of our 22 distributors, which employ over 4,000 people in total, conducting detailed interviews with senior management to confirm the identity or existence of the interview subjects cited in recent reports.  Our discussions with our distributors brought to light a number of troubling inaccuracies in the report.  These include:

•
One report cited a Mr. Xu as the manager responsible for the Wenzhou region distribution.  When we spoke to our distributor in the region, they informed us that there was a Mr. Xu employed with the company, but that he has already left the Company.

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For all the other interviewees mentioned in this report, our distributors for each region have confirmed that there are no such persons in the senior or mid-level management at those respective distributors.  As noted, our 22 distributors have more than 4,000 employees in total, while this report only interviewed a handful of unknown persons (providing only surnames in most cases), including a purported Human Resources manager and others that are simply stated as “being in charge” of certain regional distribution operations or stated as relevant contacts without further supporting evidence.

Based on the details given of the interviewees, there is no way to determine their actual identities or whether they are employed by our distributors.

Exceed is responsible for its own financial reporting and disclosures to both US and Chinese regulators and government bodies. We fully stand by all our audited financial statements filed with the SEC and relevant Chinese authorities, including the State Administration of Industry and Commerce (“SAIC”) and the State Administration of Taxation (“SAT”).  While we maintain positive business relationships with our distributors, we cannot speak to, or take responsibility for, the reported financials (the exact source of the “financial data” for our distributors was not disclosed in this recent report) of our 22 distributors, which we believe are all privately held companies located throughout China and therefore subject to varying provincial and local financial reporting standards.

In conclusion, while we do not own or operate the stores ourselves, we do understand that this is an area of importance to our investors.  As a result, we have passed an item for the Audit Committee of our Board of Directors to discuss the development of an improved Xidelong retail store network reporting system.  Our goal is to provide more timely reporting of store metrics, including store count, to help us optimize our operational planning and structure.  In addition, we are initiating discussions with our distributors at our Spring and Summer 2012 Sales Fair on this issue, to seek their assistance in the implementation of a more real-time retail store management and reporting system.  We will update you on our progress with this system in due course.

We hope the above details address your questions, and we reiterate our commitment to maintaining open and frequent communications with our investors in the future.  We thank you for your continued support.

Sincerely,

Shuipan Lin
Founder, Chairman & Chief Executive Officer
Exceed Company Ltd.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com